

Mail Stop 3561

March 18, 2010

Ms. Thum May Yin
Chief Financial Officer
Mezabay International, Inc.
800 5th Avenue, Suite 4100
Seattle, WA 98104

> **Re:** **Mezabay International, Inc.**
> **Form 8-K /A**
> **Filed March 8, 2010**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed December 24, 2009**
> **File No. 0-30013**

Dear Ms. Yin:

We have reviewed your response letter filed on February 25, 2010 to our comment letter dated November 23, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K/A filed March 8, 2010

1. We have reviewed your response to comment two in our letter dated November 23, 2009 and have the following additional comments:

   • Since you accounted for your reverse acquisition as a recapitalization and a recapitalization must involve a public shell company, we are unclear why you indicate in your response that Cardtrend was not a shell company at the time of the transaction. Please note that an operating company can become a shell as a result of the disposition of most of its assets and operations. Please confirm that, for accounting purposes, you consider Cardtrend to be a shell company at the time of the acquisition. As required by Item 5.01(a)(8) of

Form 8-K, please also amend your filing to provide all information for Gaeawave that would be required if Gaeawave had filed a Form 10. Please review the disclosure requirements of Form 10 in detail to ensure your amended filing includes all necessary disclosures. In particular, please note that you must provide the MD&A disclosures required by Item 303 of Regulation S-K and provide complete financial statements, including footnotes, that comply with Regulation S-X and US GAAP disclosure requirements. If you choose not to treat Cardtrend as a shell company at the time of the acquisition, you must restate your financial statements to account for the reverse acquisition using purchase accounting under SFAS 141 and explain to us in detail how you determined such accounting was appropriate.

- We note in your Gaeawave financial statements that Gaeawave was formed on December 1, 2008. Please tell us if Gaeawave is the successor to a predecessor business(es), such as Intersenz Sdn Bdn. If so, please note that financial information of a registrant's predecessor is required for all periods prior to the succession, with no lapse in audited periods or omission of other information required about the registrant. If Gaeawave does have a predecessor business and that predecessor existed during fiscal year 2007, you are required to present full audited financial statements of the accounting acquirer for the two most recently completed fiscal years. Any interim period of the predecessor prior to its acquisition by the registrant should be audited when audited financial statements for the period after the acquisition are presented. The term "predecessor" is defined in Rule 405 of Regulation C.

- Please amend your filing to include unaudited interim financial statements of Gaeawave for the period ending June 30, 2009. If Gaeawave had a predecessor business, please provide interim financial statements for the comparable prior period.

- Please amend your filing to provide pro forma information depicting the effects of the acquisition and the spin-off transaction.

2. We note your response to prior comment three of our letter dated November 23, 2009 and your stated belief that registration was not required because the spun-off shares of PBS were distributed outside of the United States and there was no intention on the part of the Company to create a public market for the spun-off shares. Your response does not address whether you satisfied the conditions of the Staff Legal Bulletin No. 4 such that the spin-off was not required to be registered; as the Bulletin indicates, generally PBS would not have to register the spin-off if the five conditions set forth in the Bulletin are met. Your indication that most of the shares were distributed outside of the United States only addresses one of the conditions. Therefore, please provide us with a detailed

analysis discussing whether or not you satisfied all of the conditions set forth in the Bulletin. Alternatively, please revise your Form 10-K to provide risk factor disclosure acknowledging that you and PBS may have violated Section 5 and that you may be exposed to possible monetary damages as a result of your failure to comply with the federal and/or state securities laws in connection with your distribution of the PBS shares.

Report of Independent Registered Public Accounting Firm, page F-1

3. We note that your auditor has not dated the audit report. Please amend your filing to include a revised audit report.

Statement of Stockholders' Equity

4. Your statement of stockholders' equity appears to be incomplete as it does not reflect any amounts related to your foreign currency translation adjustment. Please revise your statement accordingly, or explain to us in detail why no foreign currency translation adjustment is needed.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

5. Please tell us in detail how you compiled the amounts included on the face of your financial statements. For example, please tell us which amounts on each statement relate to the operations of Cardtrend and which amounts relate to the operations of Gaeawave. Where possible, please reconcile these financial statements to those of Gaeawave included in your recent Form 8-K/A. Please note that subsequent to a recapitalization, the operating entity's historical financial statements become those of the surviving entity. Accordingly, it is unclear why the 2008 amounts on your balance sheet and statements of operations and cash flows are significantly different than the amounts on your Gaeawave financial statements in your recent Form 8-K/A. In regards to your statement of stockholders' equity, please tell us whether or not the 948.8 million shares reflected in the recapitalization line item represent the number of shares retained by the shell company. Please also explain why there is no charge to accumulated deficit for the net liability of the shell at the time of the recapitalization. Also confirm that you eliminated APIC and accumulated deficit balances of the shell at the recapitalization date and that transaction costs associated with the recapitalization were recorded as a direct charge to Gaeawave's accumulated deficit to the extent of the shell's cash balance. Please review the presentation of your financial statements and amend your filing as necessary.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information.

Ms. Thum May Yin
Mezabay International, Inc.
March 18, 2010
Page 4

Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment responses to our comments.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief